CADBURY PLC
ADDITIONAL LISTING

A block listing application has been made for 7,000,000 ordinary shares of 10p each in the Company to be admitted to the Official List of the UK Listing Authority and admitted to trading on the London Stock Exchange. The shares will be issued fully paid and will rank pari passu in all respects with the existing issued ordinary shares of the Company.

The shares will be issued pursuant to the exercise of options granted under the following schemes:

Scheme	No. of Shares
The Cadbury Schweppes Savings Related Share Option Scheme 1982	1,000,000
The Cadbury Schweppes Irish Savings Related Share Option Scheme	500,000
The Cadbury Schweppes Irish AVC Savings Related Share Option Scheme	500,000
The Cadbury Schweppes International Savings Related Share Option Scheme 1998	500,000
The Cadbury Schweppes Irish Employee Share Scheme	500,000
The Cadbury Schweppes plc US Employees Share Option Plan 2005	1,000,000
The Cadbury Schweppes plc Americas Employees Share Option Plan 2005	1,000,000
The Cadbury Schweppes (New Issue) Share Option Plan 2004	1,000,000
The Cadbury Schweppes Share Option Plan 2004	1,000,000

J M Mills
Director of Group Secretariat

8 May 2008